October 7, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ambac Financial Group, Inc.

Form 10-K for the fiscal year ended December 31, 2007

Filed on February 29, 2008

Form 10-Q for the quarter ended March 31, 2008

Filed on May 12, 2008

Form 10-Q for the quarter ended June 30, 2008

Filed on August 11, 2008

File No. 1-10777

Dear Mr. Rosenberg:

This letter is submitted on behalf of Ambac Financial Group, Inc. (“Ambac”) in response to comments received from the Securities and Exchange Commission staff (“Staff”), in a letter dated September 9, 2008, with respect to Ambac’s Form 10-K for the fiscal year ended December 31, 2007 filed on February 29, 2008 (“2007 Form 10-K”), Ambac’s Form 10-Q for the quarter ended March 31, 2008 filed on May 12, 2008 (“March 31, 2008 Form 10-Q”) and Ambac’s Form 10-Q for the quarter ended June 30, 2008 filed on August 11, 2008 (“June 30, 2008 Form 10-Q”). The September 9, 2008 letter is a follow up to our responses to the SEC letter dated July 11, 2008, with respect to Ambac’s 2007 Form 10-K and March 31, 2008 Form 10-Q. The September 9, 2008 letter also included comments on Ambac’s June 30, 2008 Form 10-Q.

Ambac appreciates the efforts of the Staff in this review process. Enhancement of the overall disclosures in our filings is an objective that we share with the Staff and one that we continuously consider in our filings. In connection with responding to your comments, we acknowledge that Ambac is responsible for the adequacy and accuracy of the disclosures in our filings; that SEC staff comments or changes to disclosure in response to SEC staff comments do not preclude the SEC from taking any action with respect to the filing; and that Ambac may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

For reference purposes, the text of your September 9, 2008 letter has been reproduced in this letter with responses directly following the reproduced text. The section subheader and page number in each comment refers to Ambac’s 2007 Form 10-K or June 30, 2008 Form 10-Q.

In each of our responses below where we indicate we will provide revised disclosures in the future, we will begin including those disclosures in the September 30, 2008 Form 10-Q.

Securities and Exchange Commission Staff Comments:

Form 10-K for the year ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Valuation of Financial Instruments, page 52

October 7, 2008

1.	We acknowledge your response to comment 3. You disclosed that the fundamental assumption is that financial guarantee CDS fees will increase relative to reference obligation spreads as the underlying credit quality of the reference obligation deteriorates and approaches payment default. Given that the significant widening of credit spreads is a well-established market indicator of deterioration in credit quality and payment default, please tell us why maintaining the same relative change ratio as existed at the CDS inception when credit spreads were significantly lower is appropriate in determining the fair value at the measurement date in light of current market conditions.

Ambac response:

We acknowledge that significant widening of credit spreads of the underlying reference obligation in an active market may be indicative of deterioration in credit quality for a particular reference obligation. However, there are other factors unrelated to default risk which influence credit spreads on the underlying reference obligations, which may include to varying degrees, liquidity, economic conditions, tax and regulatory issues. We believe that the market for collateralized debt obligation securities has become inactive. In such an inactive market, our objective is to determine the price of our financial guarantee in an orderly transaction that is not a forced liquidation or distressed sale. Accordingly, we believe our internal credit rating process is a more reliable indicator of actual credit deterioration than the current credit spread of a reference obligation, which is also sensitive to liquidity, tax and other factors described above. Therefore, we believe it is more appropriate to adjust the relative change ratio in our CDS valuation model based upon internal credit rating downgrades rather than adjusting the ratio based upon credit spread widening, particularly in an inactive market.

We would also note that we have not maintained the same relative change ratio as existed at inception for a significant portion of our CDS transactions. As we previously stated in the third paragraph of our previous response to prior comment 3, we made adjustments to the relative change ratio on CDO of ABS transactions containing over 25% MBS exposure which have suffered credit downgrades. We also highlighted in our response that the relative change ratio on 4 CDO of ABS transactions that were rated below investment grade increased to approximately 89%. We would further point out that all 28 transactions shown on the CDO of ABS > 25% RMBS Exposure table in Ambac’s 2007 Form 10-K were originally rated AAA at inception and 25 of those transactions were subsequently downgraded to a rating below AAA as of December 31, 2007 as shown on the table. As a result, the relative change ratios for those 25 transactions were adjusted upward accordingly.

Finally, we would also note that our overall CDS valuation approach does directly reflect both widening credit spreads and declining credit ratings on reference obligations as more fully described in our previous response to prior comment 3 and our June 30, 2008 Form 10-Q disclosures.

RMBS Exposure in Collateralized Debt Obligations, page 57

Breakout of CDO of ABS>25% RMBS Exposure, page 59

2.	We acknowledge your response to prior comment 5. Please disclose the amount of current subordination in your CDO of ABS as of each balance sheet date. To the extent that you believe there are factors that an investor should consider when evaluating this information, you may include those factors along with any necessary discussion.

Ambac response:

Below is the current subordination of CDO of ABS > 25% RMBS Exposure as of December 31, 2007, with appropriate disclosure which will be added to our existing CDO disclosures in future filings:

October 7, 2008

Year Issued	CDO of ABS	Current subordination (a)
2004	Cheyne High Grade ABS CDO, Ltd.	22%
2005	Duke Funding High Grade III Ltd.	19%
2005	Palmer Square PLC	21%
2005	Hereford Street ABS CDO I, Ltd.	17%
2005	Pascal CDO, Ltd.	14%
2005	Tremonia CDO 2005-1 PLC	18%
2005	High Grade Structured Credit CDO 2005-1 Ltd	16%
2005	Belle Haven ABS CDO 2005-1, Ltd.	22%
2006	Diversey Harbor ABS CDO, Ltd.	23%
2006	Belle Haven ABS CDO 2006-1, Ltd.	15%
2006	Ridgeway Court Funding I, Ltd.	20%
2006	Duke Funding High Grade IV, Ltd.	13%
2006	Duke Funding High Grade V, Ltd.	16%
2006	McKinley Funding III, Ltd.	19%
2006	Millerton II High Grade ABS CDO, Ltd.	14%
2006	Lancer Funding, Ltd.	20%
2006	Cairn High Grade ABS CDO II Limited	18%
2006	ESP Funding I, Ltd.	28%
2006	Longshore CDO Funding 2006-1, Ltd.	17%
2007	Kleros Preferred Funding VI, Ltd.	20%
2007	Ridgeway Court Funding II, Ltd.	35%
2007	Citation High Grade ABS CDO I, Ltd.	15%
2007	Fiorente Funding Limited	15%
2007	CDO of Mezzanine ABS	49%

	CDO of CDO
2005	CDO of Mezzanine ABS	57%
2007	CDO of Mezzanine ABS	30%
2007	CDO of Mezzanine ABS	48%
2007	CDO of Mezzanine ABS	48%

(a)	Represents current subordination levels obtained from CDO trustee reports and, where applicable, first lost reinsurance purchased on the Ambac-insured tranche. Current subordination percentages represent the current outstanding notional par amount of subordinate bonds divided by the total outstanding notional par amount of all the bonds, excluding accreted interest on Payment-In-Kind bonds, in the CDO capital structures. Included in this total are subordinate bonds that may have been downgraded as a result of significant credit deterioration, but which remain outstanding as they continue to have a legal claim to the underlying collateral for any unpaid interest or principal until such collateral pays down or is liquidated in total. Additionally, if certain triggering events occur as a result of credit deterioration of the underlying collateral, cash flows from the underlying collateral are often diverted from the subordinate bonds to the senior bonds referred in the above transactions. As a result, current subordination levels may be higher than original subordination levels for any such transactions including those that have experienced significant credit deterioration. As such, Ambac believes that current subordination levels should be viewed in conjunction with Ambac’s current rating to assess credit quality of the above transactions.

October 7, 2008

Risk Management, page 88

Market Risks, page 90

3.	We acknowledge your response to prior comment 7. Please disclose the credit rating of the underlying assets for your “Other” and collateralized loan obligations as we previously requested.

Ambac response:

The following pro-forma disclosure includes amounts as of June 30, 2008 and December 31, 2007. We will provide this disclosure in future filings:

The following table summarizes the net par outstanding for CDS contracts, by Ambac rating, as a percentage of the total net par outstanding for each major CDS category as of June 30, 2008 and December 31, 2007:

June 30, 2008

	Percentage of CDS Net Par Outstanding
Ambac Rating	CDO of ABS	CDO of CDO	CLO	Other	Total
AAA	6%	—	74%	86%	46%
AA	13	—	26	2	15
A	3	—	—	10	3
BBB	20	3%	—	1	8
Below investment grade	58	97	—	1	28

	100%	100%	100%	100%	100%

December 31, 2007

	Percentage of CDS Net Par Outstanding
Ambac Rating	CDO of ABS	CDO of CDO	CLO	Other	Total
AAA	10%	—	72%	96%	50%
AA	43	—	28	3	27
A	41	—	—	1	17
BBB	4	3%	—	—	2
Below investment grade	2	97	—	—	4

	100%	100%	100%	100%	100%

Financial Statements

Note 10 – Income Taxes, page 128

4.	We acknowledge your response to prior comment 9. Please provide a more robust disclosure of the anticipated future losses to support your conclusion regarding anticipated excess future income over anticipated future losses. The enhanced disclosure should discuss the increasing trend in loss and loss expense reserves from $220 million at December 31, 2006 to $484 million at December 31, 2007 to $1.12 billion at June 30, 2008 and how this trend was factored in determining anticipated ordinary losses. The enhanced disclosure should also discuss your projected operating expenses and the relevant assumptions given that the disclosure that you assumed “An appropriate forecast of expenses in future periods” in the June 30, 2008 Form 10-Q report is vague.

October 7, 2008

Ambac response:

With respect to providing more robust disclosure of anticipated future losses, Ambac’s liability for losses and loss expenses is recorded at a level determined by management to be adequate for losses inherent in the portfolio as of the reporting date. Accordingly, Ambac has made no assumptions as to potential additional future losses.

With respect to enhancing the disclosure for projected operating expenses, the above comment states that our disclosure (found on page 76 of the June 30, 2008 Form 10-Q) was vague. However, we would note that further disclosure regarding projecting operating expenses was made on page 77 of the June 30, 2008 Form 10-Q which stated “With respect to underwriting and operating expense, it was assumed that under a scenario in which no new business would be written, future operating expenses would be significantly reduced.” Specifically, projected underwriting expenses assumed the following: (i) reductions in underwriter compensation whose compensation levels make up a significant percentage of Ambac’s total compensation expense, (ii) other operating expenses, excluding premium taxes and non-recurring expenses, would increase 3% annually for inflation beginning in 2009 and (iii) premium taxes estimated using a 2% rate based on future installment premium receipts. We will enhance this disclosure for future filings.

Note 19 – Segment Reporting, page 146

5.	We have reviewed your response to prior comment 10. Based on your response it appears that the chief executive officer, your chief operating decision maker is provided with discrete financial data for your Financial Services and Financial Guarantee segments to allocate resources and to assess performance. We also assume that financial data concerning revenues, operating results, return on assets, return on capital and the operating performance of your services would be an integral aspect of your internal control structure given the varying financial returns and risk profiles of your services.

In order for us to better understand your view, please provide us with all of the information provided to the chief operating decision maker for the 2007 fiscal year through the most recent interim period.

Ambac response:

We will be sending the requested information under separate cover and are requesting confidential treatment of such information.

Form 10-Q for the quarter ended June 30, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Loss and Loss Expenses, page 69

6.	You disclose that included in the provision for losses and loss expenses are estimated recoveries under representation and warranty breaches for certain RMBS transactions in the amount of $262.8 million. Contingencies that might result in gains are not reflected in the statement of operations based on the guidance of paragraph 17(a) of SFAS 5 since to do so might result in the reduction of operating expenses prior to realization. Please disclose and quantify the factors that you considered in accounting for estimated recoveries from legal claims as realized at June 30, 2008 in accordance with paragraph 17(b) of SFAS 5. Please tell us and disclose why you believe that the recognition of these claims is not a gain contingency that results in the premature reduction of expenses.

October 7, 2008

Ambac response:

Ambac engaged consultants with significant mortgage lending experience to review the underwriting documentation and loan files for mortgage loans underlying certain second-lien insured transactions. These reviews identified substantiated breaches of transaction specific contractual representations and warranty clauses. The underlying trusts which are holding the mortgage loans have the right to return these loans to the seller as a result of the breach of representation and warranties. Ambac, as controlling creditor, has subrogation rights to direct the actions of the trust to pursue this remedy. Accordingly, management’s estimate of the cash inflows to the trusts have been incorporated into the total projected net trust cashflows in order to estimate the trusts’ cash available to service the Ambac insured debt obligations. The RMBS loss reserves recorded by Ambac as of June 30, 2008 represent the present values of the projected cash shortfalls (i.e. the difference between projected cash available at the trust and the cash required to service the debt) over the remaining expected lives of the transactions. In effect, the assumptions related to representations and warranty breaches are similar to recoveries on defaulted loans when they are ultimately sold.

Paragraph 17(a) of SFAS 5, Accounting for Contingencies, states “Contingencies that might result in gains usually are not reflected in the accounts since to do so might be to recognize revenue prior to its realization.” A contingency is defined as an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur. SFAS 5 makes clear that not all uncertainties inherent in the accounting process give rise to contingencies as defined in that Statement. The estimate of recoveries discussed above does not meet the definition of a SFAS 5 gain contingency since it is related to substantiated breaches of representation and warranties which contractually allow the trust to put back the loans to the seller.

In addition, paragraph 18 of SFAS 60, Accounting and Reporting for Insurance Enterprises, states “Estimated recoveries on unsettled claims, such as salvage, subrogation, or a potential ownership interest in real estate, shall be evaluated in terms of their realizable value and deducted from the liability for unpaid claims.” As such, the inclusion of the estimated subrogation as a result of the breach of representations and warranties is consistent with the provisions of SFAS 60.

Based on the accounting guidance in SFAS 5 and SFAS 60 we believe that the recognition of the estimated recoveries is appropriate.

Note 10 – Fair Value Measurements

Derivative Instruments, page 26

You disclose on page 27 that for derivatives that do not trade, or trade in less liquid markets such as credit derivatives on collateralized debt obligations, a proprietary model is used because such instruments tend to be unique, contain complex or heavily modified and negotiated terms, and pricing information is not readily available in the market. We believe that your disclosure of the contractual terms, methodology, inputs and assumptions could be improved so that a reader of your financial statements can better understand how you establish the fair value of CDS. We issue the following comments to address these matters.

7.	Where differences exist please disaggregate your discussion of contractual terms, methodology, inputs and assumptions by significant CDS reference obligation (for example residential real estate, commercial real estate, corporate investment grade bonds and corporate non-investment grade bonds).

October 7, 2008

Ambac response:

The methodology followed to fair value our CDS contracts is consistent for all reference obligation asset types. To the extent that material differences in the valuation approach between asset types come to exist in the future due to the factors cited in your comment or for other reasons, we will enhance our disclosures.

8.	You disclose that under SFAS 157 you are required to consider your own credit risk when measuring fair value of derivatives and other liabilities. Please disclose how you factored in your own credit risk into your CDS fair value model.

Ambac response:

In the Critical Accounting Estimates section of MD&A, we include a similar disclosure as that included in Note 10, but which also includes a description of how we factor our own credit risk into fair value (by adjusting the discount rate by Ambac’s credit spreads) . We will ensure that Note 10 will include this discussion for future filings. An excerpt from the MD&A disclosure found on page 47 of the June 30, 2008 Form 10-Q is below:

“For example, if the credit spread of an underlying reference obligation was 80 basis points at the inception of a transaction and Ambac received a 20 basis point fee for issuing a CDS on that obligation, the “relative change ratio”, which represents the CDS fee to cash market spread Ambac would utilize in its valuation calculation, would be 25%. If the reference obligation spread increased to 100 basis points in the current reporting period, absent any observable changes in financial guarantee CDS market pricing or credit deterioration, Ambac’s current period CDS fee would be computed by multiplying the current reference obligation spread of 100 basis points by the relative change ratio of 25%, resulting in a 25 basis point fee. Thus, the model indicates we would need to receive an additional 5 basis points (25 bps currently less the 20bps we received at inception) for issuing a CDS in the current reporting period for this reference obligation. We would then discount the product of the notional amount of the CDS and the 5 basis point spread increase, over the weighted average life of the reference obligation to compute the current period mark-to-market loss. The discount rate used is LIBOR plus Ambac’s current credit spread as observed from quotes of the cost to purchase credit protection on Ambac Assurance.” [emphasis added]

9.	You disclose that the fair values of underlying reference obligations are obtained from broker quotes when available, or are derived from other market indications such as new issuance spreads and quoted values for similar transactions. Please address the following:

•	Describe the relative significance of each pricing methodology used;

•	Describe how the brokers determine the fair value of the obligations;

•	In light of the disclosures on page 48, describe more specifically your analysis and testing that verifies the accuracy and completeness of broker quotes and what adjustments, if any, are made; and

•	Describe more specifically how you determine fair value using new issuance spreads and quoted values for similar transactions.

Ambac Response:

With respect to the first, second and fourth bullet points above, we refer you to the last paragraph on page 46 of the June 30, 2008 Form 10-Q, which forms part of our disclosure regarding credit derivative valuation much of which is also included in the notes to financial statements. The pro-forma enhanced disclosure below, which has been black-lined to reflect changes, relates to our June 30, 2008 Form 10-Q. Comparable disclosure will be provided in future filings:

Key variables used in our valuation of substantially all of our credit derivatives include the balance of unpaid notional, expected term, fair values of the underlying reference obligations, reference obligation credit ratings, assumptions about current financial

October 7, 2008

guarantee CDS fee levels relative to reference obligation spreads, Ambac Assurance’s credit spreads and other factors. Notional balances, expected remaining term and reference obligation credit ratings are monitored and determined by Ambac’s surveillance group. Fair values of the underlying reference obligations are obtained from broker quotes when available, or are derived from other market indications such as new issuance spreads and quoted values for similar transactions. Implicit in the fair values we obtain on the underlying reference obligations are the market’s assumptions about default probabilities, default timing, correlation, recovery rates and collateral values. Ambac’s CDS fair value calculations are adjusted for increases in our estimates of expected loss on the reference obligations and observable changes in financial guarantee market pricing. If no adjustment is considered necessary Ambac maintains the same percentage of the credit spread (over LIBOR) demanded in the market for the reference obligation as existed at the inception of the CDS. Therefore, absent changes in expected loss on the reference obligations or financial guarantee CDS market pricing, the financial guarantee CDS fee used for a particular contract in Ambac’s fair value calculations represent a consistent percentage, period to period, of the credit spread determinable from the reference obligation value at the balance sheet date. This results in a CDS fair value balance that fluctuates in proportion with the reference obligation value.

At June 30, 2008, the fair value of nine CDS transactions were determined based on reference obligation prices derived from quoted values for similar transactions. These transactions represented 3% of the CDS par outstanding and 2% of the CDS derivative liability fair value. Reference obligation prices used in the valuation model for such transactions are generally based on an average of the quoted prices for other transactions of the same bond type and Ambac rating when price movements are observed to be consistent across the group. When price quotes vary significantly within such a group or the number of similar transactions is small, as has been observed with CDO of ABS transactions, management will consider additional factors, such as specific collateral composition and performance and contractual subordination, to identify similar transactions. The fair value of a CDS which was commuted on August 1, 2008 was estimated based on the negotiated settlement value, which was substantially agreed to as of June 30, 2008. All other CDS fair values were based on broker quotes.

Broker quotes are indicative values for the reference asset (not our CDS contract) and generally do not represent a bid or doing-business quote for the reference instrument. As such, broker quotes represent an input to determine the estimated fair value of our CDS contract. Regulations require that such quotes follow methodologies that are generally consistent with those used to value similar assets on the quote providers’ own books. Methodologies may differ among brokers but are understood to reflect observable trading activity (when available) and modeling that relies on empirical data and reasonable assumptions.

With respect to the third bullet above, we refer you to the third paragraph of page 48 of our June 30, 2008 Form 10-Q. The pro-forma enhanced disclosure below, which has been black-lined to reflect changes, relates to our June 30, 2008 Form 10-Q. Comparable disclosure will be provided in future filings:

Ambac employs various procedures to corroborate the reasonableness of such quotes, including comparing to other quotes received on similarly structured transactions, observed spreads on structured products with comparable underlying assets and, on a selective basis when possible, through second independent quotes on the same reference obligation. Each quarter, the portfolio of CDS transactions is reviewed to ensure every reference obligation price has been updated. Period to period valuations are compared for each CDS and by underlying bond type. For each CDS, this analysis includes comparisons of key valuation inputs to the prior period

October 7, 2008

and against other CDS within the bond type. Additionally, valuation trends are reviewed by senior finance and surveillance personnel for consistency with market trends and the results of competitors and other institutions that carry similar financial exposures. For the period ended June 30, 2008, no adjustments were made to the broker quotes we received.

10.	Please disclose if and to what extent you use any third-party indexes, such as the Dow Jones CDX, in the determination of CDS fair value.

Ambac response:

Third party indexes are generally not used by management to determine the fair value of our CDS contracts. However, we will use relevant index information to estimate the reference obligation price when quotes are not available and as a market reference point to review the reasonableness of quotes received. We will enhance our future disclosures to highlight these facts.

11.	You disclose on page 28 that you reflect the effects of changes in expected loss on the fair value of your CDS contracts by increasing the percentage of the reference obligation spread which would be captured as a CDS fee at the valuation date. You also disclosed that for 15 CDO of ABS transactions rated below investment grade, the average relative change ratio percentage has increased to 69%. Please describe and quantify how you determined the average relative change ratio of 69% given your disclosure that the effects of credit deterioration are not observable in the market. Please include the factors considered, data inputs and the relevant assumptions.

Ambac response:

The Staff’s comment above states “given your disclosure that the effects of credit deterioration are not observable in the market.” As a point of clarification, our disclosure on page 28 of the June 30, 2008 Form 10-Q states that “The effects of credit deterioration on financial guarantee CDS fees are not readily observable in the market.” That is, we cannot observe the effects of credit deterioration on financial guarantee CDS fees in the market through new transactions, secondary market transactions or by other means. Accordingly, as further discussed on page 28, the fundamental assumption in our CDS valuation model is that the financial guarantee CDS fees will increase relative to the reference obligations spreads as the underlying credit quality of the reference obligation deteriorates and approaches payment default. We refer to this relationship as the “relative change ratio”. The underlying credit quality of the reference obligation is determined based on internal ratings assigned by Ambac’s Surveillance group. The factors used to increase the percentage of reference obligation spread captured in the CDS fee are based on probability of default percentages published by nationally recognized statistical rating organizations (“NRSROs”) for relevant asset classes, adjusted as appropriate by management to reflect differences in the expected performance of Ambac’s credit portfolio. That is, the probability of default associated with the respective tenor and internal rating of each CDS transaction is utilized in the computation of the relative change ratio in our CDS valuation model. The new relative change ratio in the event of an internal downgrade is calculated as the weighted average of: (i) a given transaction’s inception relative change ratio and (ii) a ratio of 100%. The weight given to the inception relative change ratio is 100% minus the probability of default (i.e. the probability of non-default) and the weight given to using a 100% relative change ratio is the probability of default. The 15 CDO of ABS transactions referred to in our disclosure had an average internal rating of B and an average tenor of 9.5 years at June 30, 2008. Deterioration in the credit quality of those CDO of ABS resulted in an increase in the average relative change ratio used in the CDS valuation from 42% at transaction inception to 69% as of June 30, 2008.

12.	You disclose that the fair value of your CDS contracts represents the present value of the difference between the fees you originally charged for the credit protection and your estimate of what a financial guarantor of comparable credit worthiness would charge to provide the same protection.

October 7, 2008

Our understanding is that the transaction price for the credit derivatives your write directly to your mortgage-backed security or bond issuer customers differs from the transaction price you would pay for the credit derivatives you purchase from reinsurers generally by the amount of a ceding commission. That is, a credit derivative written by yourself to a mortgage-backed security or bond issuer includes a specific contractual premium which you considered sufficient to reimburse you for the risk accepted, plus the costs of obtaining the business, etc. We further understand that when a financial guarantor insurance company purchases “reinsurance” on a CDS from a reinsurance company (obtains reinsurance), generally there is a ceding commission (payment back to the ceding company) that is approximately 30% of the contractual premium on the ceded policy. Thus, on a cash flow basis, the insurance company purchasing the reinsurance on a CDS generally will only have to pay the reinsurer approximately 70% of the premium that would be charged by the direct writer of the underlying policy.

This difference, if it exists, may exist in part for the reason described in SFAS 157, paragraph 17d, namely that the market in which your written credit derivative transactions occur differs from the market in which you could transfer the liability as evidenced by the differences in counterparties and contractual terms that exist between your written and purchased credit derivatives. If the fair value of your written credit derivatives approximates the price that a financial guarantor would charge a mortgage-backed security or bond issuer but in fact the policy would be transferred in a market more akin to the reinsurance market involving other monolines at a 30% discount to that price, it appears that basing the fair value of the written policy on what another monoline might charge a mortgage-backed security or bond issuer, may not be reflective of the appropriate principal market for transferring the liability and hence may not be consistent with the exit price requirements included in the definition of fair value in SFAS 157, paragraph 5. Please advise why the company believes basing fair values of its CDS contracts on price that another insurer would charge a mortgage-backed or bond issuer rather than the price that a reinsurer would charge another insurance company in a market more akin to the reinsurance market is more reflect of the exit market for the company’s CDS contracts.

Ambac response:

Some of the issues raised in the comment above were addressed in a whitepaper that was submitted by the Association of Financial Guaranty Insurers (“AFGI”) on August 15, 2008 to the SEC Staff, which we have attached as an exhibit for your reference. We have also had several follow up discussions with Staff members from the Office of the Chief Accountant and Division of Corporation Finance on the aforementioned whitepaper. As stated in your comment, we believe the appropriate hypothetical exit market price for purposes of valuing direct CDS contracts (i.e. – “written” contracts) in accordance with SFAS 157 is the price that other monoline insurers would charge to underwrite the risk, and not the reinsurance market, for the following reasons:

•

While reinsurance may be a viable way to economically transfer certain risks related to direct CDS contracts, the direct insurer (and not the reinsurer) is still primarily obligated to the insured party under the direct contract. In other words, if there is a credit event under the direct contract and the direct insurer is unable to collect amounts due from the reinsurer under the ceded (reinsurance) contract, the direct insurer is still obligated to perform under its direct contract with the insured party. Thus reinsurance is not equivalent to a complete transfer of the direct obligation as contemplated in paragraph 7 of SFAS 157.

•

As discussed on the attached whitepaper, the ceding commission represents a combination of factors including: (a) a recapture of the acquisition and ongoing servicing costs incurred by the direct insurer related to the direct contract (as reinsurers typically rely on direct insurers to perform due diligence as well as ongoing serving and monitoring activities on

October 7, 2008

the underlying direct contract), (b) differences in credit standing between the ceding company and the reinsurer, (c) compensation for the cost of certain reporting requirements imposed on the direct insurer by the reinsurer and (d) differences between the direct insurer and the reinsurer in the margin required for accepting the same risk, which in turn may be based on different cost structures caused by, among other reasons, different regulatory and tax regimes. We do not believe any of the factors discussed above, which represent elements of the ceding commission, should be considered when determining fair value of a direct CDS contract when assuming a complete hypothetical transfer of the obligation for the following reasons:

i.	Acquisition and servicing costs - An exit market participant would almost certainly incur its own acquisition costs and ongoing servicing costs and thus would not be willing to reimburse a direct insurer for such costs upon a transfer of the direct CDS. The reason being that, unlike a reinsurance transaction, the direct insurer will not be standing in between the exit market participant and the insured party and it therefore: i) has less incentive to employ rigorous underwriting standards and ii) will not be servicing the contract. Those responsibilities would fall to the exit market participant.

ii.	Differences in credit standing - SFAS 157, paragraph 15, requires a reporting entity to measure a liability incorporating the entity’s own credit risk (or nonperformance risk) into fair value measurement. This assumes the nonperformance risk is the same before and after the liability is hypothetically transferred, i.e. – the reporting entity should assume it is transferring its liability to another party with the same credit risk. As such, compensation for differences in credit standing is not an appropriate assumption to make in this valuation framework.

iii.	Reporting costs - Similar to the reasons expressed in item (i) above, there would be no direct insurer to provide any reporting services upon an actual transfer of the direct CDS contract. Therefore, this responsibility would fall to the exit market participant and thus no compensation for these services would be made to the direct insurer.

iv.	Risk margin differences - A reinsurer which operates in an off-shore jurisdiction with a more favorable (i.e. less onerous) regulatory capital and tax regime than a U.S.- based direct insurer may be willing to assume the same risk as a direct insurer for a lower margin (by paying a ceding commission to the direct insurer) as a result. However, the very fact that the reinsurer has a lower capital requirement makes it a higher credit risk than the direct insurer. As noted above, a fundamental assumption in measuring a liability under SFAS 157 is to assume nonperformance risk is the same before and after the transfer. This assumption is violated if we assume a transfer to a party in a more favorable regulatory capital jurisdiction.

•

In summary, because a fundamental aspect of the reinsurance business model is to place significant reliance on the direct insurers’ underwriting, surveillance and servicing expertise, the reinsurance market is not an appropriate proxy to use as a hypothetical exit market for direct CDS contracts for reasons outlined above. As such we believe another direct writer of CDS contracts, which employs a similar evaluation process, cost structure and is of a similar credit standing to that of Ambac is a more appropriate hypothetical exit market to consider when applying the fair value concepts of SFAS 157.

13.	If the company engages in the practice of purchasing CDS (acquiring reinsurance on CDS contract), please advise the Staff whether the company included the ceding commission in the determination of the fair value of such contracts (a) before the adoption of SFAS 157, and (b) after the adoption of SFAS 157. Regarding the company’s adoption of SFAS 157, did the company consider itself to have had an other than insignificant amount of servicing element associated with the ceding commission which was excluded from the fair value of the purchased CDS contract?

October 7, 2008

Ambac response:

Historically, Ambac has entered into purchased CDS contracts (i.e. CDS reinsurance) on an extremely limited basis and our exposure under these reinsurance transactions has never been material to Ambac’s financial results. As noted in the second paragraph of page 29 on the June 30, 2008 Form 10-Q, the aggregate notional amount of CDS protection purchased is approximately $1.4 billion with an aggregate fair value of approximately $122 million at June 30, 2008. These amounts represent approximately 2% of both the gross notional amount and fair value of CDS contracts written.

We do not have any purchased CDS contracts whose terms include ceding commissions and have not had to consider the servicing element issue raised in the above comment. However, we would refer you to the AFGI whitepaper on the attached exhibit which addresses the consideration of ceding commissions in the valuation of purchased CDS contracts.

14.	You disclosed that you recognized an after-tax transition adjustment of $13.0 million for day one gains as a cumulative effect adjustment upon the adoption of SFAS 157. Please tell us what the day one gains relate to and your basis for recording them under GAAP.

Ambac response:

Ambac Financial Services (“AFS”), a subsidiary of Ambac Financial Group, enters into interest rate and currency swaps as an intermediary by taking on interest rate risk and/or currency risk from municipalities and other counterparties and hedging these risks with professional counterparties. In return AFS earns a net spread for retaining counterparty credit risk and servicing the swaps.

Prior to January 1, 2008 in accordance with EITF 02-3, no gains were recorded at the inception of these transactions as a result of recording valuation adjustments related to counterparty credit risk ($6.0 million) and the future cost of servicing the swap portfolio ($7.0 million).

The credit risk adjustment included a portion established for exposure with counterparties required to post collateral to AFS upon certain triggering events under a collateral security agreement (“CSA”). Upon further consideration in preparing to adopt SFAS 157, management concluded that because the credit risk of counterparties with CSAs has been reduced to a nominal amount as a result of the collateral posting, the related portion of the credit risk valuation adjustment should be eliminated. Management also concluded there was no available evidence in the interest rate and currency swap markets to suggest that exit market participants should consider future costs of servicing swaps when pricing these transactions. As a result, we reversed both the credit risk and servicing cost valuation adjustments described above and recorded those reversals as a transition adjustment upon adopting SFAS 157.

Financial Guarantees, page 29

15.	Please disclose your credit spread used to determine the discount rate when calculating fair value of financial guarantees as the end of each period presented.

Ambac response:

The credit spread used to estimate the nonperformance risk component of the fair value of financial guarantees as of June 30, 2008 was 2,252.43 basis points. As noted in the last paragraph on page 29 of the June 30, 2008 Form 10-Q for the six months ended June 30, 2008, Ambac adopted FAS 157 effective January 1, 2008. As such, nonperformance risk was not incorporated into the financial guarantee fair value estimate reported in Ambac’s 2007 Form 10-K for the fiscal year ended December 31, 2007. We will add this disclosure to future filings.

October 7, 2008

Please feel free to contact me at (212) 208-3177 should you require further information or have any questions.

Sincerely,

/s/ Sean T. Leonard
Sean T. Leonard
Senior Vice President and Chief Financial Officer

Copy to:	Michael Callen
Kevin J. Doyle, Esq.

John Schwolsky, Esq
Dewey LeBoeouf

Michael Groll, Esq
Dewey LeBoeouf

Joel Parker
Accounting Branch Chief
Securities and Exchange Commission

Gus Rodriguez
Staff Accountant
Securities and Exchange Commission

John Bendl
KPMG

Paul Laurenzano
KPMG

EXHIBIT

August 15, 2008

Ms. Cathy J. Cole

Assistant Chief Accountant, Office of the Chief Accountant

U.S. Securities and Exchange Commission

Mail Stop 6561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valuation of Credit Default Swaps:

This letter is submitted on behalf of the Association of Financial Guaranty Insurers (“AFGI” or “we”) in response to the Staff’s request for AFGI member firms to present their views regarding the valuation of credit default swaps (“CDS”) written and purchased, including a discussion of FAS 157 concepts such as the principal markets in which AFGI member firms would exit these contracts, and in which circumstances it is appropriate to recognize Day 1 profits when these contracts are written or purchased.

AFGI firms are available to discuss this matter at the Staff’s earliest convenience.

Sincerely,

/s/ Sean Leonard
Sean Leonard, Chair
Financial Affairs Committee

A. Fair Value of CDS Contracts in which Financial Guarantors Sell Protection:

1. Determining Fair Value

In accordance with FAS 157, Fair Value Measurements, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is determined based on quoted market prices, if available. Financial guarantors sell credit protection in credit default swap (“CDS”) form to financial institutions in a principal-to-principal market in which transactions are highly customized and negotiated independently. A CDS contract written by a financial guarantor differs from typical CDS contracts entered into by parties that are not financial guarantors because:

•

CDS contracts written by financial guarantors are neither held for trading purposes (i.e., a short-term duration contract written for the purpose of generating trading gains) nor used as hedging instruments, instead they are written with the intent to provide protection for the stated duration of the contract, similar to the financial guarantor’s intent with regard to a financial guaranty contract.

•

Financial guarantors are not entitled to terminate a CDS contract they write that is “in-the-money” and realize a profit on such a position. A counterparty to a CDS contract written by a financial guarantor generally is not able to force the financial guarantor to terminate a CDS contract that is “out-of-the-money.”

•

The liquidity risk present in most CDS contracts sold outside the financial guaranty industry, i.e., the risk that the CDS writer would be required to make cash payments, is not present in a CDS contract written by a financial guarantor. Terms are designed to replicate the payment provisions of financial guaranty contracts in that (a) losses, if any, are generally paid over time, and (b) the financial guarantor is not required to post collateral to secure its obligation under the CDS contract.

As a result of these differences, there have been few, if any, relevant third party exit transactions for CDS contracts written by financial guarantors (“CDS writer(s)”). In the absence of a principal exit market1, the CDS writer determines the fair value of a CDS contract it writes by using an internally developed estimate of an “exit price” that a hypothetical market participant (i.e., a similar monoline financial guarantee insurer, or “monoline insurer”) would accept to assume the risk from the CDS writer on the measurement date, on terms identical to the contract written by the CDS writer. Although this is technically an “entry price” and not the “exit price” that is required under FAS 157, AFGI believes this approach is reasonable because the hypothetical exit market participants have been defined as other monoline insurers (i.e., essentially the exit market participants are the same as the monoline participants competing in the entry market).

Market participants in this hypothetical exit market include other monoline insurers that have similar credit ratings or spreads as the CDS writer and who would be willing to assume the risk from the CDS writer such that non-performance risk relating to the CDS contract is assumed to be the same both before and after the hypothetical transfer.

2. Fair Value Modeling

A CDS contract provides that the protection buyer pays a premium to the protection seller, usually on a periodic basis, in return for protection against a potential loss that occurs upon a credit event. The premium charged by a CDS writer incorporates estimates of future expected losses, acquisition costs and expected future servicing costs, plus a profit margin. The fair value of a CDS contract represents the difference between (a) the present value of all the remaining future premiums to be received over the life of the CDS contract (based on the contractual premium rate) and (b) the present value of the current exit value premium (based on the premium a CDS writer would charge to write the CDS contract in a hypothetical market based on current market conditions). Assuming a CDS contract is executed “at market”, its fair value at inception would be $0, as another monoline insurer with similar credit standing would charge the same premium rate.

[1]	AFGI does not believe that the reinsurance market constitutes an “exit market” as reinsurance does not release the ceding company from its primary obligation under the CDS contract that it has written as the terms of the reinsurance contract require the ceding company to retain some risk to avoid adverse risk selection.

As valuation models used by CDS writers to determine the fair value of CDS contracts they write are internally developed and require significant estimates and assumptions, it is expected that there will be diversity in the construct of the models in use by CDS writers. As not all of the significant estimates and assumptions used in these internally developed models may be observable market inputs, the fair values of CDS contracts written determined using such internally developed models are typically determined to be Level 3 in the fair value hierarchy.

In providing protection on a reference obligation, a CDS writer only assumes credit risk but does not assume funding, liquidity or other risks inherent in the direct ownership of the underlying reference obligation. All of these risks are inherently reflected in the total “all-in” credit spread of the underlying reference obligation. As such, the estimated price of protection charged by a CDS writer captures only some portion of the total “all-in” credit spread of the underlying reference obligation. The relationship between the price of protection charged by a CDS writer and the related underlying reference obligation’s “all-in” credit spread, which we will refer to as the “credit spread component factor”, is a significant input to many CDS writers’ valuation models. A fundamental assumption of this methodology is that the CDS premium rate charged by a CDS writer will increase relative to the reference obligation’s “all-in” credit spread as the underlying credit quality of the reference obligation deteriorates and approaches payment default.

3. Example CDS Contract Fair Value Determination

The simplified example presented herein of the application of one such internally developed model is included for illustration purposes only, as it is not possible to portray the nuances and complexities of all CDS valuation models used by CDS writers. As such, we would refer you to the respective SEC filings by AFGI member firms for more detailed information with regard to CDS valuation methodologies employed.

In this example, a CDS contract is written on a specific reference obligation which has an all-in credit spread of 30 bps2. The credit spread component of this “all-in” spread is determined to be 9 bps, i.e., a 30% credit spread component factor (9 / 30)3. Subsequent to Day 1, assume the reference obligation’s all-in spread increases modestly to 40 bps and the CDS writer’s valuation model makes no adjustment to the credit spread component factor. The change in fair value during the reporting period would be calculated as the present value difference between the inception rate of 9 bps and the current fair value of 12 bps (40 bps all-in spread x 30% factor), which equates to a loss in fair value of 3 bps present-valued.

Alternatively, assume that the all-in spread increases significantly to 150 bps and the CDS writer’s valuation model also adjusts the credit spread component factor to 40% as a result of credit deterioration4. The change in fair value during the reporting period would be calculated as the present value difference of the inception rate of 9 bps and the current fair value of 60 bps (150 bps all-in spread x 40% factor), which equates to a loss of 51 bps present valued.

4. Day 1 Profits Relating to Direct Contracts

a. Pre-FAS 157 Treatment:

Prior to the adoption of FAS 157 on January 1, 2008, AFGI member firms applied the guidance of footnote 3 of EITF 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities,” which prohibited the recognition of dealer profits (or “Day 1 profit”, defined as “the difference between the transaction price and the initial fair value determination”) unless all of the significant inputs to the dealer’s valuation model were

[2]	As the “all-in” credit spread for a given reference obligation may not always be observable in the market, the CDS writer may utilize an index, published by a well established market participant such as a major investment bank, to develop an estimate of the all-in spread.
[3]	This credit spread component of 9 bps may be the actual executed premium rate charged by the guarantor or may be model-based, depending on the CDS writer’s valuation methodology. To the extent the credit spread component is model-based, any difference between the executed transaction price and model price is a model adjustment which is used to calibrate the CDS writer’s internally developed fair value model. The model adjustment is simply an indicator of the model’s imprecision, and not an indicator of a Day 1 profit.
[4]	The credit spread component factor may be adjusted based on increases in all-in credit spreads, actual rating downgrades, other indicators of credit deterioration or some combinations thereof, depending on the CDS writer’s valuation methodology.

observable in the market. AFGI member firms did not record or defer Day 1 profits on direct CDS contracts prior to the adoption of FAS 157 however, as AFGI member firms did not believe that there would be a day one profit to defer on direct CDS contracts under EITF 02-3 for reasons that will be discussed in section (b) that follows.

b. Post-FAS 157 Treatment:

As previously described, the CDS writer determines the fair value of a CDS contract it writes by using an internally developed estimate of an “exit price” that is technically an “entry price” and not the “exit price”, i.e., the price that would be received to sell an asset or paid to transfer a liability 5 that is required under FAS 157. This is because monoline insurers cannot observe “exit prices” for the CDS contracts they write in a principal market since these contracts are not transferable. While paragraph 17(c) of FAS 157 provides that the transaction (entry) price and the exit price may not be equal if the transaction price includes transaction costs, AFGI believes those transaction costs would be the same in an “entry” market and a hypothetical “exit” market and thus it would be inappropriate to record a Day 1 profit when using the estimated “entry price” to determine the exit value premium. For example, the contractual premium charged by the CDS writer (entry price) typically includes recovery of the writer’s acquisition costs, e.g., underwriter salaries, cost of analytical systems, etc. Accordingly, AFGI believes that the CDS writer would incur similar acquisition costs whether: (a) the CDS contract is originated by the CDS writer in a “direct” transaction with a buyer of CDS protection (i.e., a component of the “entry price”), or if (b) the CDS contract is transferred from another monoline to the CDS writer in a hypothetical exit market transaction (i.e., a component of the hypothetical exit price), as the CDS writer would most probably not rely on the underwriting expertise of the transferee, and instead would re-underwrite the CDS contract and charge the same (or similar) premium rate charged for a CDS contract originated by the CDS writer.

B. Fair Value of CDS Contracts in which Financial Guarantors Purchase Protection:

1. Nature of Protection Purchased by Financial Guarantors

Some financial guarantors utilize reinsurance to purchase protection for CDS contracts they have written, in the same way that they employ reinsurance in respect of other financial guaranty insurance policies. Protection purchased by financial guarantors on CDS contracts is primarily on a quota share basis. Under a quota share reinsurance agreement with a reinsurer, the ceding company cedes to the assuming reinsurer a proportionate share of the risk and premium on all contracts covered by the quota share agreement. In quota share reinsurance agreements, the assuming reinsurer typically pays a ceding commission periodically over the life of the CDS contract to the ceding company that is intended to defray the ceding company’s costs for the services it provides to the reinsurer both in acquiring and servicing the business that the reinsurer shares in, such as risk selection, underwriting activities, monitoring, loss mitigation, and in some cases to compensate the ceding company for the ceding company’s credit exposure to the reinsurer. The ceding commission may also reflect differences in required risk margins between the CDS writer and the reinsurer for the same risk as well as other items (e.g., compensation from the reinsurer to the CDS writer for aggregating a portfolio of risks). While the total amount of ceding commission is known, the amounts attributable to the various elements that resulted in a particular ceding commission agreement are not.

2. Determining Fair Value

a. Valuation Premise:

The determination of the hypothetical exit market is a key factor in determining the fair value of protection purchased (the “ceded” or “reinsurance” contract) with respect to a CDS contract written by a financial guarantor (the “direct contract”). Paragraph 13 of FAS 157 requires that the valuation premise used to measure the fair value of an asset, must consider the asset’s “highest and best use” from the perspective of market participants. Generally, the valuation premise used for a financial asset is “in-exchange” since this type of asset provides maximum value to market participants on a stand-alone basis. However, as further described below, the maximum value of a ceded contract to the CDS writer’s exit market participants would be in combination with the CDS writer’s

[5]	Paragraph 7 of FAS 157 states that, “The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the objective of fair value measurement is to determine the price that would be received to sell an asset or paid to transfer the liability at the measurement date (an exit price).”

direct contract, thus the appropriate valuation premise to use for a ceded contract would be “in-use.” AFGI believes that the combined value of the direct and ceded contract determined in the in-use valuation premise would be allocated to the individual contracts.

b. Construct of the Hypothetical Exit Transaction:

Other than through a termination under certain contractually defined events, a ceding company can only exit a ceded contract in the normal course by transferring its interest in the ceded contract to another monoline insurer (the “transferee monoline”). As a monoline insurer typically enters into a ceded contract to purchase protection on the direct contract that it wrote as permitted under insurance law, a monoline insurer would not enter into a ceded contract unless it has an insurable interest in the direct contract. Therefore, a transferee monoline would not be willing to accept the ceding company’s transferred rights under the ceded contract unless the ceding company simultaneously transferred its contractual rights and obligations under the direct contract6. Similarly, if the ceding company transferred a direct contract (which it reinsured via a ceded contract) to a potential transferee monoline, it would also transfer the ceded contract at the same time. Accordingly, a ceded contract would have no economic value to a transferee monoline unless transferred with the direct contract. For these reasons, AFGI believes that the hypothetical exit market participant for a ceded contract is another monoline insurer (the transferee monoline), and it is assumed that if a ceding company were to transfer its interests in a ceded contract to a transferee monoline, that the ceded contract would be transferred along with the related direct CDS contract.

c. Exit Value Premium:

As reinsurance does not release the policy writer from its primary obligation, the reinsurer’s obligation is therefore typically the same as the CDS writer’s in proportion to the obligation assumed by the reinsurer. That is, it may be assumed that the reinsurer and the CDS writer share the same expectations of future cash outflows in the form of proportionate claim payments relating to insured events. Thus, the portion of the fair value of the ceded contract at the contract’s inception should mirror the portion of the fair value of the ceding company’s obligation related to these outflows. As a practical matter, the exit value premium of a ceded contract may be determined by beginning with the proportionate percentage of the exit value premium of the related direct contract, and adjusting for differences typically reflected in the ceding commission.

In the example provided in which the ceding company sold protection at an annual rate of 9 bps for the direct contract, if the ceding company purchased protection for a proportion of its exposure under the direct contract, it would receive a ceding commission of 30% from the reinsurer. The net price of the ceded contract would be 6.3 bps, determined as follows:

Percent	bps
	9.0	Price of protection sold in direct contract
30.0%	(2.7)	Less ceding commission

	6.3	Price of ceded contract

3. Day 1 Profits Relating to Reinsured Risks

Prior to the adoption of FAS 157 on January 1, 2008, AFGI member firms that purchased protection on their CDS contracts applied the guidance of footnote 3 of EITF 02-3, and were prohibited from recognizing Day 1 profit, as significant inputs to the model used to determine fair value of the ceded CDS contracts (determined as a proportion of the related direct contract) were not observable in the market. Under FAS 157 however, AFGI believes that it may be appropriate for the ceding company to recognize a Day 1 profit related to a portion of the ceding commission on the ceded contract in certain circumstances as described below.

As an element of the fair value of the ceded CDS contract, AFGI believes that a portion of the ceding commission which could be monetized by the ceding company in a hypothetical exit market transaction, i.e., the amount paid to the ceding company by a transferee monoline, incorporates the ceding company’s Day 1 profit on the ceded contract.

[6]	As previously described, a direct CDS contract is not transferable, however, the hypothetical exit transaction assumes that both the direct and ceded contract are transferable.

The cession of CDS contracts is typically executed in a treaty that applies to all CDS contracts ceded during a treaty year, and the treaty does not specifically identify the factors involved in the determination of the ceding commission rate. The ceding commission is however, generally understood to represent a combination of factors including: (a) a recapture of acquisition7 and ongoing servicing costs incurred by the ceding company related to the direct contract (as reinsurers typically rely on ceding companies to perform due diligence (underwriting) as well as ongoing servicing and monitoring activities on the underlying direct contracts), (b) differences in credit standing between the ceding company and the reinsurer, (c) compensation for the cost of certain reporting requirements imposed on the ceding company quarterly reporting, etc., and (d) differences between the ceding company and the reinsurer in the margin required for accepting the same risk, which in turn may be based on different cost structures (caused, for example, by different regulatory and tax regimes).

AFGI believes that to the extent a reinsurer requires a lower margin for essentially the same risk, the ceding company has generated an economic gain at the time the direct contact becomes subject to the reinsurance agreement (to the extent the contract is reinsured). That is, after adjusting for credit risk and other contractual differences between the direct contract and the ceded contract, the ceding company has essentially taken on and hedged a similar risk with the hedge costs being less than the cost received to accept the original risk (i.e., the difference in risk margin). Using the previous example, the table below illustrates the net position of the CDS writer after entering into a ceded CDS contract and the cost to hedge this exposure if this exposure were hedged with a similar risk.

Direct and Ceded Position of Monoline Transferor				Net Hedge with Similar Risk
	Exposure /Notional	Premium			Exposure /Notional	Premium
	$ millions	bps	$ ‘000’s		$ millions	bps	$ ‘000’s
Sold protection	100	9.0	900	Purchased protection	(100)	(9.0)	(900)
Purchased protection	(10)	(6.3)	(63)	Sold protection	10	9.0	90

Net position	90		837	Net position	(90)		(810)

This results in a net positive cash flow on the reinsured portion of the direct contract, as the ceding company does not pass on to the reinsurer all cash flows received under the direct contract, but has economically transferred virtually all of its risk relating to that contract for the ceded portion. Although the net hedge of a similar risk does not constitute a transfer of an asset or liability that is required by Par. 7 of FAS 157, it does provide a data point with regard to the risk transferred in the absence of an observable exit market transaction.

Accordingly, AFGI believes that a Day 1 profit may be recognized in a hypothetical exit transaction in which the reinsurance contract is transferred with the underlying direct contract, as the transferee monoline receiving these net positive cash flows would be willing to compensate the ceding company (the “monoline transferor”) for all or some portion of these net positive cash flows. The amount of compensation paid by the transferee monoline to the ceding company, i.e., the amount the ceding company could hypothetically monetize, would be reduced for counterparty credit risk, and contractual and other differences between the direct and ceded CDS contracts including servicing costs. The extent of the Day 1 profit to be recognized, if any, would be determined as the extent to which the net transaction price of the direct and ceded CDS contract exceeds the exit price (fair value) of those contracts. The table below illustrates how the Day 1 profit could be derived in this example:

[7]	Acquisition costs are comprised of origination activities performed by the CDS writer, such as underwriting and risk selection as no agents or intermediaries are used to acquire new direct CDS contracts, therefore acquisition costs do not include any brokerage or other such fees. Accordingly, the transfer process for a transferee monoline is the same as the acquisition process for the transferor monoline.

	in bps
	Direct	Ceded	Net
Transaction (entry) price	9.0	(6.3)	2.7
Less exit price (fair value):
Risk component	(9.0)	6.3	(2.7)
Adjustment for credit difference	—	1.0	1.0
Adjustment for underwriting and ongoing servicing costs	—	0.5	0.5

Exit price (fair value)	(9.0)	7.8	(1.2)

Day 1 profit	—	1.5	1.5

Determining the components of the ceding commission and the existence of such a Day 1 profit in the absence of any actual transfers involves significant judgment. AFGI believes therefore that the determination of the extent of the Day 1 profit to be recognized, if any, on a ceded CDS contract is a matter of measurement, and it is expected that there will be diversity in the assumptions used in the measurement of the Day 1 profit with regard to counterparty risk, servicing costs and other adjustments described above that would reduce this Day 1 profit.

Some AFGI members, while not disagreeing with the rationale outlined above, do not record Day 1 profits on ceded contracts given the relative insignificance of protection purchased for CDS contracts they have written.

C. Conclusion:

With regard to CDS contracts in which financial guarantors sell protection, AFGI believes it would be inappropriate to record a Day 1 profit because the hypothetical exit market participants have been defined as other monoline insurers with similar credit standing who would charge the CDS writer the same premium rate to assume the CDS contract.

With regard to protection purchased through reinsurance on CDS contracts written, AFGI believes that a Day 1 profit could be recognized in an exit transaction where the ceded contract is transferred with the underlying direct contract, since the transferee monoline will receive net positive cash flows and be willing to compensate the ceding company (the “transferor monoline”) for all or a portion of those net positive cash flows. The extent of a Day 1 profit recognized, if any, will vary among AGFI members based on differing assumptions as described herein.